Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 6, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1297
            Multi-Asset Global Dividend Strategy Portfolio, Series 1
                       File Nos. 333-202241 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 2 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1297, filed on April 29, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Multi-Asset Global Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection -- U.S.-Listed Equities

      1. Under Step 4, please clarify what constitutes the "initial selection universe."

      Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- Foreign-Listed Equities

      2. Under Step 4, please clarify what constitutes the "initial selection universe."

      Response: The disclosure has been revised in response to your comment.

Additional Revisions

     In the "Principal Investment Strategy" and "Security Selection" sections, the references to real estate investment trusts have been revised to real estate companies. A definition of real estate companies was added to the "Principal Investment Strategy" section. In addition, as a result of running the strategy on the security selection date, the Trust invests significantly in the consumer products and energy sectors. Accordingly, the appropriate disclosures have been added to the "Principal Investment Strategy," "Principal Risks" and "Investment Risks" sections. Additionally, the foreign securities risk disclosures have been revised to remove references to American Depositary Receipts and to add disclosure about foreign securities listed on foreign exchanges. The disclosure regarding investing in securities issued by companies located in emerging markets has been removed from the "Principal Risks" section because the Trust invests only a small amount in such securities.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren